Exhibit 12.1

Altra Industrial Motion Corp.

Computation of Ratio of Combined Fixed Charges and Preference Dividends to Earnings

The ratio of combined fixed charges and preference dividends to earnings is determined using the following applicable factors:

Earnings is the amount of income before income taxes, discontinued operations, cumulative effect of change in accounting principle charges, and fixed charges, as defined below.

Fixed charges is the sum of (i) interest expense and (ii) a portion of rental expense which we believe is representative of the interest component of rental expense.

	Six Months Ended June 30,	Fiscal Year Ended December 31,
($ in Thousands) (Unaudited)	2016	2015	2014	2013	2012	2011
Earnings:
Net Income (loss)	$18,159	$35,406	$40,167	$40,275	$24,293	$37,675
Adjustments to Net Income (loss):
(Gain) loss from discontinued operations	—	—	—	—	—	—
Interest expense	5,800	12,164	11,994	10,586	40,790	24,035
Interest component of operating rental expense	360	720	704	704	624	552
Income taxes	7,676	15,744	22,936	19,151	10,154	10,756

EARNINGS	$31,995	$64,034	$75,801	$70,716	$75,861	$73,018
Fixed Charges:
Interest expense, net	$5,800	$12,164	$11,994	$10,586	$40,790	$24,035
Interest component of operating rental expense	360	720	704	704	624	552

TOTAL FIXED CHARGES	$6,160	$12,884	$12,534	$11,290	$41,414	$24,587
RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS	5.19x	4.97x	6.05x	6.26x	1.83x	2.97x